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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          DATE OF REPORT: JULY 13, 1998

                             SAP AKTIENGESELLSCHAFT
                      SYSTEME, ANWENDUNGEN, PRODUKTE IN DER
                                DATENVERARBEITUNG
             (Exact name of registrant as specified in its charter)

                                 SAP CORPORATION
              SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING
                 (Translation of registrant's name into English)

                                NeurottstraBe 16
                                 69190 Walldorf
                           Federal Republic of Germany
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F    [ X ]                 Form 40-F     [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes          [   ]                 No            [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.



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                             SAP AKTIENGESELLSCHAFT
             Systeme, Anwendungen, Produkte in der Datenverarbeitung

                                    FORM 6-K

        SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, a stock corporation organized under the laws of the Federal Republic of Germany (the "Company"), issued a press release dated July 10, 1998 (the "Press Release") announcing certain preliminary financial information for the first half of 1998. The Press Release is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

        The Press Release includes information which constitutes forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995, and is subject to the safe harbor created by that Act. Actual results may differ materially from the information discussed in these forward-looking statements. Certain of the factors that could cause actual results, performance or achievement to differ materially from those described or implied in the forward-looking statements are described under the heading "Risk Factors" in the Company's Registration Statement on Form F-1 (Registration No. 333-57383) filed with the United States Securities and Exchange Commission.




                                Exhibits

Exhibit No.                                             Exhibit
-----------                                             -------
99.1                                                    Press Release, dated
                                                        July 10, 1998

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                                Exhibit Index

Exhibit No.                                            Exhibit
-----------                                            -------
99.1                                                   Press Release, dated
                                                       July 10, 1998